Exhibit 99.1

Management’s Discussion and Analysis Of

Financial Condition and Results Of Operations

The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on form 20-F for the year ended December 31, 2021 filed with the with the SEC on April 27, 2022.

Our Operations

We charter our vessels, owned and bareboat chartered-in, to customers primarily pursuant to short-, medium- and long-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing, and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Fleet Employment (As of August 8, 2022)

	VESSEL	SISTER	GROSS RATE (USD			DELIVERY DATE TO	REDELIVERY DATE TO
	BUILT DWT	SHIPS*	PER DAY)	COM**	CHARTERERS	CHARTERERS***	OWNERS****	NOTES
8 Panamax Bulk Carriers
1	MELIA		20,000	5.00%	Oldendorff GmbH & Co. KG	28‑May‑22	30/Aug/2022	1
	2005 76,225
2	ARTEMIS		21,250	4.75%	Cargill International S.A., Geneva	21‑Mar‑22	20/Jun/2023‑20/Aug/2023
	2006 76,942
3	LETO		25,500	4.75%	Aquavita International S.A.	03‑Oct‑21	1/Feb/2023 - 15/Apr/2023
	2010 81,297
4	SELINA	A	22,000	5.00%	Speed Logistics Marine Limited	18‑Jun‑22	15/Apr/2023‑20/Jun/2023
	2010 75,700
5	MAERA	A	26,000	5.00%	ASL Bulk Shipping HK Limited	18‑Sep‑21	1/Oct/2022 - 15/Dec/2022
	2013 75,403
6	ISMENE		18,500	4.75%	Cargill International S.A., Geneva	23‑Nov‑21	15/Dec/2022 - 15/Feb/2023
	2013 77,901
7	CRYSTALIA	B	26,100	5.00%	Uniper Global Commodities SE, Dusseldorf	21‑Sep‑21	1/Oct/2022 - 15/Dec/2022
	2014 77,525
8	ATALANDI	B	24,500	4.75%	Aquavita International S.A.	05‑Oct‑21	15/Feb/2023 - 30/Apr/2023
	2014 77,529
6 Kamsarmax Bulk Carriers
9	MAIA	C	25,000	5.00%	Hyundai Glovis Co. Ltd.	24‑May‑22	20/Sep/2023 - 20/Nov/2023
	2009 82,193
10	MYRSINI	C	22,000	4.75%	Cargill International S.A., Geneva	15‑Nov‑21	1/Dec/2022 - 31/Jan/2023
	2010 82,117
11	MEDUSA	C	26,000	4.75%	Cargill International S.A., Geneva	09‑Mar‑22	15/May/2023‑15/Jul/2023
	2010 82,194
12	MYRTO	C	28,500	5.00%	Solebay Shipping Transocean Company Limited	10‑Sep‑21	3/Aug/2022	2
	2013 82,131
			18,000	5.00%	Tata NYK Shipping Pte. Ltd.	03‑Aug‑22	15/Jul/2023 - 15/Sep/2023
13	ASTARTE		21,500	5.00%	Tongli Shipping Pte. Ltd.	30‑Jan‑22	15/Apr/2023 - 15/Jun/2023
	2013 81,513
14	LEONIDAS P. C.		24,500	4.75%	Cargill International S.A., Geneva	18‑Feb‑22	1/Mar/2023‑30/Apr/2023
	2011 82,165
5 Post-Panamax Bulk Carriers
15	ALCMENE		17,100	5.00%	SwissMarine Pte. Ltd., Singapore	25‑Nov‑21	20/Dec/2022 - 5/Mar/2023
	2010 93,193
16	AMPHITRITE	D	27,000	5.00%	BG Shipping Co., Limited, Hong Kong	13‑Sep‑21	15/Oct/2022 - 15/Dec/2022
	2012 98,697
17	POLYMNIA	D	24,750	5.00%	CLdN Cobelfret SA, Luxembourg	04‑Feb‑22	15/Jan/2023‑15/Mar/2023
	2012 98,704
18	ELECTRA	E	17,500	5.00%	Refined Success Limited	02‑Jul‑22	1/Apr/2023 - 30/May/2023	3
	2013 87,150
19	PHAIDRA	E	28,000	5.00%	Uniper Global Commodities SE, Düsseldorf	02‑Sep‑21	20/Aug/2022 - 25/Aug/2022	4
	2013 87,146
12 Capesize Bulk Carriers
20	ALIKI		24,500	5.00%	Koch Shipping Pte. Ltd., Singapore	21‑Feb‑22	1/Feb/2023 - 15/Apr/2023
	2005 180,235
21	BALTIMORE		16,000	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	08‑Apr‑22	11/Jul/2022	5,6
	2005 177,243
22	SEMIRIO	F	19,700	5.00%	C Transport Maritime Ltd., Bermuda	15‑Dec‑21	15/Aug/2023 - 15/Nov/2023	7
	2007 174,261
23	BOSTON	F	20,500	5.00%	Aquavita International S.A.	15‑Jul‑22	1/Apr/2023 - 31/May/2023	8
	2007 177,828
24	HOUSTON	F	27,000	5.00%	Koch Shipping Pte. Ltd., Singapore	30‑Aug‑21	20/Aug/2022 - 15/Oct/2022	4
	2009 177,729
25	NEW YORK	F	14,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	29‑Dec‑20	2/Jul/2022
	2010 177,773		23,000	5.00%	C Transport Maritime Ltd., Bermuda	02‑Jul‑22	10/Jun/2023 - 25/Aug/2023
26	SEATTLE	G	26,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	02‑Mar‑22	1/Oct/2023‑15/Dec/2023
	2011 179,362
27	P. S. PALIOS	G	31,000	5.00%	Classic Maritime Inc.	11‑Jun‑22	15/Apr/2024‑30/Jun/2024
	2013 179,134
28	G. P. ZAFIRAKIS	H	22,750	4.75%	Cargill International S.A., Geneva	01‑Dec‑21	1/Nov/2022 - 31/Dec/2022
	2014 179,492
29	SANTA BARBARA	H	29,500	4.75%	Cargill International S.A., Geneva	19‑Mar‑22	10/May/2023‑10/Jul/2023
	2015 179,426
30	NEW ORLEANS		32,000	5.00%	Engelhart CTP Freight (Switzerland SA)	25‑Mar‑22	20/Nov/2023‑31/Jan/2024
	2015 180,960
31	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29‑Mar‑22	29/Jan/2027‑29/May/2027	9
	2022 182,063
4 Newcastlemax Bulk Carriers
32	LOS ANGELES	I	26,250	5.00%	Koch Shipping Pte. Ltd., Singapore	30‑Jan‑22	15/Jan/2023‑15/Mar/2023
	2012 206,104
33	PHILADELPHIA	I	26,000	5.00%	C Transport Maritime Ltd., Bermuda	12‑Apr‑22	1/Feb/2024‑15/Apr/2024
	2012 206,040
34	SAN FRANCISCO	J	30,500	5.00%	Koch Shipping Pte. Ltd., Singapore	18‑Feb‑22	1/Mar/2023‑15/May/2023
	2017 208,006
35	NEWPORT NEWS	J	28,000	5.00%	Koch Shipping Pte. Ltd., Singapore	16‑Dec‑21	1/Jul/2023 - 30/Sep/2023
	2017 208,021

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.

** Total commission percentage paid to third parties.

*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.

**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1Redelivery date based on an estimated time charter trip duration of about 94 days.

2Solebay Shipping Transocean Company Limited has agreed to compensate the owners with the difference between the previous and the current charter rate for the early redelivery of the vessel on August 3, 2022, till the minimum agreed redelivery date, August 15, 2022.

3Vessel on scheduled drydocking from June 7, 2022 to July 2, 2022.

4Based on latest information.

5Currently without an active charterparty. Vessel on scheduled drydocking.

6Vessel sold and expected to be delivered to her new owners in the third quarter of 2022.

7Vessel currently off hire for drydocking.

8Vessel on scheduled drydocking from May 28, 2022 to July 15, 2022.

9Bareboat chartered-in for a period of ten years at US$13,500 per day.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•

Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•

Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

•

TCE rates. We define Time Charter Equivalent, or TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a non-GAAP measure and is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	For the six months ended June 30,
	2022	2021
Ownership days	6,202	6,801
Available days	5,974	6,753
Operating days	5,919	6,692
Fleet utilization	99.1%	99.1%
Time charter equivalent (TCE) rate	$23,400	$12,439

The following table reflects the calculation of our TCE rates for the periods presented:

	For the six months ended June 30,
	2022	2021

	in thousands of US Dollars, except for days and TCE
	rates
Time charter revenues	$140,456	$88,074
less: Voyage expenses	(663)	(4,072)
Time charter equivalent revenues	139,793	84,002

Available days	5,974	6,753
Time charter equivalent (TCE) rate	$23,400	$12,439

Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	levels of supply and demand in the dry bulk shipping industry.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that mainly include commissions because our vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, we also have bunker gain or loss deriving from the price differences of bunkers. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunker gain, or loss, results when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities.

We usually pay commissions ranging from 4.75% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers, in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition, we pay a commission to our management companies for those vessels for which they provide commercial management services.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, environmental plan costs and HSQ and vetting. Our vessel operating expenses generally represent fixed costs.

Depreciation and Amortization of Deferred Charges

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped.

Deferred charges, consisting of the cost of drydock and special surveys, are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Unamortized deferred costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale or impairment.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as payroll expenses of employees, executive officers, directors and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company, such as legal and professional expenses and other general expenses. General and administrative expenses are affected by the exchange rate of Euro to US Dollars, as about half of them are in Euro.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt, senior unsecured bond, and finance liabilities. As of June 30, 2022 our total debt amounted to $451.7 million, net of deferred financing costs. Our loan agreements with our banks have a floating rate based on LIBOR plus a margin and we expect our interest cost to be affected by the expected discontinuance of LIBOR. As of the date of this report, we do not have any agreements to mitigate our exposure in interest rates and we have not made any agreements with our banks to replace LIBOR. As the rate to replace LIBOR is not known, we are not able to determine the effect of interest rates on our results of operations and cash flows, and we expect to manage such exposure through our regular operating and financing activities.

Inflation

In 2022 there have been significant global inflationary pressures which have affected our operating and drydocking costs.

Results of Operations

Six months ended June 30, 2022, compared to the six months ended June 30, 2021

Time charter revenues.   Time charter revenues increased by $52.4 million, or 59%, to $140.5 million for the six months ended June 30, 2022, compared to $88.1 million for the same period of 2021. The increase in time charter revenues was due to an increased average time charter rate of $23,400 per vessel per day that the Company achieved for its vessels in the six months ended June 30, 2022, compared to $12,439 in the same period of 2021, representing an 88% increase. This increase, which was due to improved market conditions, was partly offset by decreased revenues due to decreased operating days in the six months ended June 30, 2022, compared to the same period last year, resulting from the reduction in the size of the fleet and also increased drydocking surveys of vessels compared to the same period last year. Operating days for the six months ended June 30, 2022, were 5,919 compared to 6,692 for the same period of 2021.

Voyage expenses. Voyage expenses decreased by $3.4 million, or 83%, to $0.7 million in the six months ended June 30, 2022, as compared to $4.1 in the six months ended June 30, 2021. This decrease was due to gain on bunkers amounting to $6.6 million compared to gain of $0.7 million in the same period of 2021. The gain on bunkers was mainly due to the difference in the price of bunkers paid by the Company to the charterers on the redelivery of the vessels from the charterers under the previous charter party agreements and the price of bunkers paid by charterers to the Company on the delivery of the same vessels to their charterers under new charter party agreements. The decrease was partly offset by commissions, which is the main part of voyage expenses, and which in the six months ended June 30, 2022, increased by 59% to $7.0 million compared to $4.4 million in the six months ended June 30, 2021, due to the increase in revenues.

Vessel operating expenses. Vessel operating expenses decreased by $2.9 million, or 8%, to $34.8 million in the six months ended June 30, 2022, compared to $37.7 million in the six months ended June 30, 2021. The decrease in operating expenses is attributable to the decrease in ownership days in the six months ended June 30, 2022, which was due to the reduction in the size of the fleet. The decrease in operating expenses was partly offset by increased costs, mainly in insurances and taxes. Total daily operating expenses were $5,615 in the six months ended June 30, 2022, compared to $5,548 in the six months ended June 30, 2021, representing a 1% increase.

Depreciation and amortization of deferred charges. Depreciation and amortization of deferred charges increased by $0.4 million, or 2%, to $20.5 million in the six months ended June 30, 2022, compared to $20.1 million in the six months ended June 30, 2021. This increase was due to increased amortization of deferred cost, due to an increased number of vessels that underwent scheduled drydock and special surveys in the first half of 2022 compared to the same period in 2021. This was partly offset by decreased depreciation due to the reduction in the size of the fleet.

General and administrative expenses. General and administrative expenses increased by $1.0 million, or 7%, to $14.9 million in 2022, compared to $13.9 million in the six months ended June 30, 2021. The increase was mainly due to increased cost on restricted stock resulting from increased number of vested shares, including the accelerated vesting of restricted shares of a board member who resigned in May 2022 and the compensation cost of these shares was recorded on the date of his resignation. This increase was partly offset by decreased payroll cost which was the result of the euro/us dollar exchange rate and directors’ and officers’ insurance.

Management fees to related party. Management fees to a related party amounted to $0.2 million in the six months ended June 30, 2022, compared to $0.9 million in the six months ended June 30, 2021. The decrease is attributable to decreased average number of vessels managed by DWM and due to decreased management fees.

Insurance recoveries.   Insurance recoveries of $1.8 million in the six months ended June 30, 2022, were proceeds from insurance claims covered under our insurance policies.

Interest expense and finance costs.   Interest and finance costs increased by $1.9 or 20% to $11.2 million in the six months ended June 30, 2022, compared to $9.3 million in the six months ended June 30, 2021. The increase was primarily attributable to increased average interest rates compared to the six months ended June 30, 2021 and increased average outstanding debt resulting from the refinancing in 2021 of loan agreements as well as our bond which increased from $92 million of balance outstanding to $125 million and a finance liability of $50 million incurred in the first quarter of 2022 under the sale and leaseback transaction of Florida.

Interest and other income. Interest and other income increased by $0.5 million, or 500%, to $0.6 million in the six months ended June 30, 2022, compared to $0.1 million in the six months ended June 30, 2021. The increase is attributable to increased deposit rates and dividend income amounting to $0.4 million from the Company’s investment in the Series C Convertible Preferred Shares of OceanPal, following the spinoff in November 2021.

Gain/(loss) from equity method investments. Gain from equity method investments in the six months ended June 30, 2022, amounted to $0.8 million, compared to $0.2 million loss in the six months ended June 30, 2021, and relates to the results in each period of our 50% interest in Diana Wilhelmsen Management.

B.Liquidity and Capital Resources

We finance our capital requirements with cash flow from operations, equity contributions from shareholders, long-term bank debt and senior unsecured bond. Our main uses of funds have been capital expenditures for the acquisition and construction of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and repurchase of our common stock.

As of June 30, 2022, and December 31, 2021, working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $66.3 million and $60.5 million, respectively.

Cash and cash equivalents, including restricted cash, current and non-current, was $130.3 million on June 30, 2022, and $126.8 million on December 31, 2021. Restricted cash consists of the minimum liquidity requirements under our loan facilities. As of June 30, 2022, and December 31, 2021, restricted cash, current and non-current, amounted to $17.5 million and $16.5 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $53.4 million to $80.8 million in the six months ended June 30, 2022, compared to $27.4 million in the six months ended June 30, 2021. This increase in cash from operating activities was mainly due to increased revenues because of better time charter rates and lower voyage expenses for our vessels compared to the same period last year.

Net Cash Provided by/(Used in) Investing Activities

Net cash used in investing activities was $18.8 million for the six months ended June 30, 2022, which consists of $22.7 million paid for vessel acquisitions and improvements due to new regulations; $4.4 million of proceeds advanced from a related party for the sale of Baltimore expected to be delivered to the related party in August 2022; and $0.4 million used to acquire property and equipment.

Net cash provided by investing activities was $22.1 million for the six months ended June 30, 2021, which consists of $0.7 million paid for vessel improvements due to new regulations; $23.2 million of proceeds for the sale of vessels; $0.3 million contributed to DWM as additional investment; and $0.1 million used to acquire property and equipment.

Net Cash Provided by/(Used in) Financing Activities

Net cash used in financing activities was $58.5 million for the six months ended June 30, 2022, which consists of $2.2 million net proceeds relating to the sale and leaseback transaction of Florida; $5.0 million proceeds from issuance of common stock, net of expenses; $22.5 million of indebtedness that we repaid; $2.9 million and $38.8 million of dividends paid on our Series B Preferred Stock and common stock, respectively; $0.9 million paid for repurchase of common stock; and $0.5 million of finance costs paid in relation to the sale and leaseback transaction of Florida.

Net cash provided by financing activities was $22.6 million for the six months ended June 30, 2021, which consists of $100.8 million proceeds from issuance debt; $0.3 million proceeds from issuance of preferred stock, net of expenses; $53.0 million of indebtedness that we repaid; $2.9 million of dividends paid on our Series B Preferred Stock; $15.1 million paid for repurchase of common stock; and $7.5 million of finance costs paid in relation to issuance of debt.

DIANA SHIPPING INC.

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2022 (unaudited) and December 31, 2021

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	June 30, 2022	December 31, 2021
ASSETS
Current Assets
Cash and Cash Equivalents	$112,842	$110,288
Restricted Cash, Current	500	—
Accounts Receivable, Trade	5,766	2,832
Due from Related Parties (Note 2(c))	98	952
Inventory	6,434	6,089
Prepaid Expenses and Other Assets	5,751	5,484
Vessel Held for Sale (Note 2 (d))	16,748	—
Total Current Assets	148,139	125,645

Fixed Assets:
Advances for vessel acquisitions (Note 3)	—	16,287
Vessels, net (Note 3)	697,316	643,450
Property and equipment, net (Note 4)	23,031	22,842
Total fixed assets	720,347	682,579
Other Noncurrent Assets
Restricted Cash, Non-current (Note 5)	17,000	16,500
Investments in Related Parties (Note 2(c) and (d))	8,122	7,644
Other Non-current Assets	989	1,455
Deferred Costs	14,320	8,127
Total Non-current Assets	760,778	716,305
Total Assets	$908,917	$841,950

LIABILITIES AND EQUITY
Current Liabilities
Current portion of Long-Term Debt and Finance Liability, net of Deferred Financing Costs (Note 5)	$47,782	$41,148
Accounts Payable	10,635	9,777
Due to Related Parties (Note 2(a), and (d))	400	596
Accrued Liabilities	10,907	7,878
Deferred Revenue	7,705	5,732
Liability from Contract with Related Party (Note 2(d))	4,400	—
Total Current Liabilities	81,829	65,131

Non-current Liabilities
Long-Term Debt and Finance Liability, net of Current Portion and Deferred Financing Costs (Note 5)	403,936	382,527
Other Non-current Liabilities	1,047	1,097
Total Noncurrent Liabilities	404,983	383,624
Commitments and Contingencies (Note 6)	—	—

Stockholders’ Equity
Preferred Stock (Note 7(a))	26	26
Common Stock, $0.01 par value; 200,000,000 shares authorized and 86,771,203 and 84,672,258 issued and outstanding on June 30, 2022 and December 31, 2021, respectively	868	847
Additional Paid in Capital	991,499	982,537
Accumulated Other Comprehensive Income	72	71
Accumulated Deficit	(570,360)	(590,286)
Total Stockholders’ Equity	422,105	393,195

Total Liabilities and Stockholders’ Equity	$908,917	$841,950

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021
REVENUES:
Time Charter Revenues	$140,456	$88,074

OPERATING EXPENSES
Voyage Expenses	663	4,072
Vessel Operating Expenses	34,822	37,731
Depreciation and Amortization of Deferred Charges	20,457	20,141
General and Administrative Expenses	14,947	13,909
Management Fees to Related Party (Note 2(c))	228	854
Loss on Sale of Vessels	—	203
Insurance Recoveries (Note 6(a))	(1,789)	—
Other Operating Income	(341)	(4)
Operating Income, Total	$71,469	$11,168

OTHER INCOME / (EXPENSES):
Interest Expense and Finance Costs (Note 8)	(11,209)	(9,342)
Interest and Other Income	622	50
Loss on Extinguishment of Debt	—	(158)
Gain/(Loss) from Equity Method Investments (Note 2(c))	767	(198)
Total Other Expenses, Net	$(9,820)	$(9,648)

Net Income	$61,649	$1,520

Dividends on series B preferred shares (Notes 7 (b)and 9)	(2,884)	(2,884)

Net Income/(Loss) Attributable to Common Stockholders	$58,765	$(1,364)

Earnings/(Loss) Per Common Share, Basic (Note 9)	$0.76	$(0.02)

Earnings/(Loss) Per Common Share, Diluted (Note 9)	$0.73	$(0.02)

Weighted Average Number of Common Shares Outstanding, Basic (Note 9)	77,343,851	82,792,000

Weighted Average Number of Common Shares Outstanding, Diluted (Note 9)	80,308,679	82,792,000

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars)

	2022	2021
Net Income	$61,649	$1,520
Other Comprehensive Income - Defined Benefit Plan	1	—
Comprehensive Income	$61,650	$1,520

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Preferred Stock		Preferred Stock		Preferred Stock
	Series B		Series C		Series D		Common Stock
									Additional	Other
		Par	# of	Par	# of	Par		Par	Paid-in	Comprehensive	Accumulated
	# of Shares	Value	Shares	Value	Shares	Value	# of Shares	Value	Capital	Income	Deficit	Total Equity
BALANCE, December 31, 2020	2,600,000	$26	10,675	$—	—	$—	89,275,002	$893	$1,020,164	$69	$(592,582)	$428,570
Net Income	—	—	—	—	—	—	—	—	—	—	1,520	1,520
Issuance of Preferred Stock (Note 7(d))	—	—	—	—	400	—	—	—	264	—	—	264
Issuance of Restricted Stock and Compensation Cost	—	—	—	—	—	—	8,260,000	82	3,317	—	—	3,399
Shares Repurchased	—	—	—	—	—	—	(6,000,000)	(60)	(15,076)	—	—	(15,136)
Dividends on Preferred Stock (Note 7(b))	—	—	—	—	—	—	—	—	—	—	(2,884)	(2,884)
BALANCE, June 30, 2021	2,600,000	$26	10,675	$—	400	$—	91,535,002	$915	$1,008,669	$69	$(593,946)	$415,733

BALANCE, December 31, 2021	2,600,000	$26	10,675	$—	400	$—	84,672,258	$847	$982,537	$71	$(590,286)	$393,195
Net Income	—	—	—	—	—	—	—	—	—	—	61,649	61,649
Issuance of Common Stock (Note 7(e))	—	—	—	—	—	—	820,000	8	4,972	—	—	4,980
Issuance of Restricted Stock and Compensation Cost (Note 7(g))	—	—	—	—	—	—	1,470,000	15	4,916	—	—	4,931
Shares Repurchased (Note 7(e))	—	—	—	—	—	—	(191,055)	(2)	(926)	—	—	(928)
Dividends on Common Stock (Note 7(f))	—	—	—	—	—	—	—	—	—	—	(38,839)	(38,839)
Dividends on Preferred Stock (Note 7(b))	—	—	—	—	—	—	—	—	—	—	(2,884)	(2,884)
Other Comprehensive Income	—	—	—	—	—	—	—	—	—	1	—	1
BALANCE, June 30, 2022	2,600,000	$26	10,675	$—	400	$—	86,771,203	$868	$991,499	$72	$(570,360)	$422,105

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars)

	2022	2021
Cash Flows from Operating Activities:
Net Income	$61,649	$1,520
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities
Depreciation and Amortization of Deferred Charges	20,457	20,141
Amortization of Debt Issuance Costs (Note 8)	1,104	718
Compensation Cost on Restricted Stock (Note 7(g))	4,931	3,399
Provision for Credit Loss	133	—
Dividend Income (Note 2(d))	(100)	—
Loss on Sale of Vessels	—	203
Loss on Extinguishment of Debt	—	158
(Gain)/Loss from Equity Method Investments (Note 2(c))	(767)	198
(Increase) / Decrease in Operating Assets
Accounts Receivable, Trade	(3,067)	2,112
Due from Related Parties	854	(329)
Inventories	(121)	1,077
Prepaid Expenses and Other Assets	(267)	944
Other Noncurrent Assets	(904)	(220)
Increase / (Decrease) in Operating Liabilities
Accounts Payable	858	520
Due to Related Parties	193	313
Accrued Liabilities	3,029	(2,980)
Deferred Revenue	1,973	1,048
Other Non-current Liabilities	(50)	11
Drydock Costs	(9,068)	(1,391)
Net Cash Provided by Operating Activities	$80,837	$27,442

Cash Flows from Investing Activities:
Payments to Acquire Vessels and Vessel Improvements (Note 3)	(22,733)	(684)
Advances from Related Parties (Note 2(d))	4,400	23,158
Payments to joint venture (Note 2(c))	—	(250)
Payments to Acquire Furniture and Fixtures (Note 4)	(436)	(149)
Net Cash Provided by/(Used in) Investing Activities	$(18,769)	$22,075

Cash Flows from Financing Activities:
Proceeds from Issuance of Long-Term Debt and Finance Liability (Note 5)	2,218	100,819
Proceeds from issuance of Common Stock, Net of Expenses (Note 7(e))	4,980	—
Proceeds from issuance of Preferred Stock, Net of Expenses	—	264
Payments of Dividends, Preferred Stock (Note 7(b))	(2,884)	(2,884)
Payments of Dividends, Common Stock (Note 7(f))	(38,839)	—
Payments for Repurchase of Common Stock (Note 7(e))	(928)	(15,136)
Payments of Financing Costs (Note 5)	(513)	(7,453)
Repayments of Long-Term Debt and Finance Liability (Note 5)	(22,548)	(53,041)
Net Cash Provided by / (Used in) Financing Activities	$(58,514)	$22,569

Cash, Cash Equivalents and Restricted Cash, Period Increase	3,554	72,086

Cash, Cash Equivalents and Restricted Cash, Beginning Balance	126,788	82,909
Cash, Cash Equivalents and Restricted Cash, Ending Balance	$130,342	$154,995

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and Cash Equivalents	$112,842	$136,495
Restricted Cash, Current	500	—
Restricted Cash, Non-current	17,000	18,500
Cash, Cash Equivalents and Restricted Cash, Total	$130,342	$154,995
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash Acquisition of Assets (Note 3)	$47,558	$—
Transfer to Investments (Note 3)	1,370	441
Non-cash Finance Liability (Note 5)	47,782	—
Interest Paid	$8,581	$10,354

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

Notes to Unaudited Interim Consolidated Financial statements

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars - except for share and per share data)

1.Basis of Presentation and General Information and Recent Accounting Pronouncements

The accompanying unaudited interim consolidated financial statements include the accounts of Diana Shipping Inc., or DSI and its wholly-owned and beneficially-owned subsidiaries (collectively, the “Company”). DSI was formed on March 8, 1999 as Diana Shipping Investment Corp. under the laws of the Republic of Liberia. In February 2005, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2022 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The consolidated balance sheet as of December 31, 2021, has been derived from the audited consolidated financial statements as of that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide mainly through the ownership and bareboat charter in of dry bulk carrier vessels. The Company operates its own fleet through Diana Shipping Services S.A. (or “DSS”), a wholly-owned subsidiary and through Diana Wilhelmsen Management Limited, or DWM, a 50% owned joint venture (Note 2(c)). The fees paid to DSS are eliminated on consolidation.

In 2020, the outbreak of the COVID-19 virus had a negative effect on the global economy and adversely impacted the international dry-bulk shipping industry into which the Company operates. Since the second quarter of 2021, the dry bulk market improved significantly compared to 2020 and this improvement continues until today. Additionally, the war in Ukraine since February 2022, has disrupted supply chains and caused instability in the energy markets and the global economy, which have experienced significant volatility. The United States and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil and coal from Russia to the United States.

To date, the Company’s operations, or counterparties, have not been significantly affected by COVID-19 and the war in Ukraine and their implications, however, as volatility continues it is difficult to predict the long-term impact on the industry and on the Company’s business and it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events and sanctions. The Company is constantly monitoring the developing situation, as well as its charterers’ and other counterparties’ response to the market and continuously evaluates the effect on its operations. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 to the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2021. There have been no material changes to these policies in the six months ended June 30, 2022, except for as discussed below:

Sale and leaseback: In accordance with ASC 842-40 in a sale-leaseback transaction where the sale of an asset and leaseback of the same asset by the seller is involved, the Company, as seller-lessee, should firstly determine whether the transfer of an asset shall be accounted for as a sale under ASC 606. For a sale to have occurred, the control of the asset would need to be transferred to the buyer and the buyer would need to obtain substantially all the benefits from the use of the asset. As per the aforementioned guidance, sale and leaseback transactions, which include an obligation for the Company, as seller-lessee, to repurchase the asset, or other situations where the leaseback would be classified as a finance lease, are determined to be failed sales under ASC 842-40. Consequently, the Company does

DIANA SHIPPING INC.

Notes to Unaudited Interim Consolidated Financial statements

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars - except for share and per share data)

not derecognize the asset from its balance sheet and accounts for any amounts received under the sale and leaseback agreement as a financing arrangement.

2.Transactions with related parties

a)Altair Travel Agency S.A. (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s Chairman of the Board. Travel expenses for the six months ended June 30, 2022 and 2021 amounted to $1,238 and $827, respectively, and are mainly included in fixed assets, vessel operating expenses and general and administrative expenses in the accompanying interim consolidated financial statements. At June 30, 2022 and December 31, 2021, an amount of $324 and $138, respectively, was payable to Altair and is included in due to related parties in the accompanying interim consolidated balance sheets.
b)Steamship Shipbroking Enterprises Inc. or Steamship: Steamship is a company controlled by the Company’s Chairman of the Board. Steamship provides brokerage services to DSI for a fixed monthly fee plus commissions on the sale and purchase of vessels, pursuant to a Brokerage Services Agreement signed on July 1, 2020 and effective until June 30, 2022, when it was renewed for one year, with all other terms remaining the same. For the six months ended June 30, 2022 and 2021, brokerage fees amounted to $1,654 and $1,654, respectively, and are included in general and administrative expenses in the accompanying unaudited interim consolidated statements of operations. For the six months ended June 30, 2022 and 2021, the Company also paid commissions on the sale and purchase of vessels which amounted to $1,219 and $487, respectively, and are included in the cost of vessels, or the loss on the sale of vessels. As of June 30, 2022 and December 31, 2021, there was no balance due to Steamship.
c)Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture between Diana Ship Management Inc., a wholly owned subsidiary of DSI, and Wilhelmsen Ship Management Holding AS, an unaffiliated third party, each holding 50% of DWM. The DWM office is in Athens, Greece. During the six months ended June 30, 2021, the Company contributed an amount of $250, as additional investment to DWM. As of June 30, 2022, the investment in DWM amounted to $378 and is included in investments in related parties and as of December 31, 2021, it was a liability amounting to $388 and was included in due to related parties in the accompanying interim consolidated balance sheets. For the six months ended June 30, 2022 and 2021, the investment in DWM resulted in gain of $767 and loss of $198, respectively, and is included in gain/(loss) from equity method investments in the accompanying unaudited interim consolidated statements of operations.

From October 8, 2019 until May 24, 2021, DSS had outsourced the management of certain vessels to DWM, for which DSS paid a fixed monthly fee per vessel and a percentage of those vessels’ gross revenues. On May 24, 2021, the management of the same vessels was transferred to DWM directly, whereas the vessel owning companies of these vessels entered into new management agreements with DWM under which they pay a fixed monthly fee and a percentage of their gross revenues (commissions). Management fees paid to DWM for the six months ended June 30, 2022 and 2021, amounted to $228 and $854, respectively, and are separately presented as management fees to related party in the accompanying unaudited interim consolidated statements of operations. Commissions during the six months ended June 30, 2022 and 2021, amounted to $83 and $108 respectively, and are included in voyage expenses. As of June 30, 2022 and December 31, 2021, there was an amount of $98 and $952 due from DWM, included in due from related parties in the accompanying interim consolidated balance sheets. As of December 31, 2021, the Company had recorded a provision for credit loss of $300, relating to the receivable from DWM, which during the six months ended June 30, 2022, was reversed as the receivable was recovered in full.

d)OceanPal Inc., or OceanPal: The Company is the holder of the Series B Preferred Shares and Series C Convertible Preferred Shares of OceanPal. Series B preferred shares entitle the holder to 2,000 votes on all matters submitted to vote of the stockholders of the Company, provided however, that the total number of votes shall not exceed 34% of the total number of votes, provided further, that the total number of votes entitled to vote, including common stock or any other voting security, would not exceed 49% of the total number of votes.

Series C preferred shares do not have voting rights unless related to amendments of the Articles of Incorporation that adversely alter the preference, powers or rights of the Series C Preferred Shares or to issue Parity Stock or create or issue Senior Stock. Series C preferred shares are convertible into common stock at the Company’s option commencing upon the first anniversary of the issue date, at a conversion price equal to the lesser of $6.5 and the 10-trading day trailing VWAP of OceanPal’s common shares, subject to adjustments.

DIANA SHIPPING INC.

Notes to Unaudited Interim Consolidated Financial statements

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars - except for share and per share data)

Additionally, Series C preferred shares have a cumulative preferred dividend accruing at the rate of 8% per annum, payable in cash or, at OceanPal’s election, in kind and has a liquidation preference equal to the stated value of $10,000. For the six months ended June 30, 2022, dividend income amounted to $400 and is included in interest and other income in the 2022 unaudited interim statements of operations.

As of June 30, 2022 and December 31, 2021, the aggregate value of investments in OceanPal, for which the Company applies the guidance for equity securities without readily determinable fair values, amounted to $7,744 and $7,644, respectively, including dividend receivable, and are included in investments in related parties in the accompanying interim consolidated balance sheets. As of June 30, 2022 and December 31, 2021, the Company did not identify any indications for impairment or any observable prices for identical or similar investments of the same issuer. Additionally, as of June 30, 2022 and December 31, 2021, an amount of $70 was due to OceanPal and is included in due to related parties in the accompanying interim consolidated balance sheets.

On June 13, 2022, the Company through a separate wholly owned subsidiary entered into a Memorandum of Agreement to sell to OceanPal, the vessel Baltimore, for a sale price of $22,000 before commissions. On the date of the agreement, the vessel, having a carrying value of $16,707 and unamortized deferred costs of $41 was classified as held for sale, measured at the lower of carrying value and fair value (sale price) less costs to sell. On June 15, 2022, the Company received an advance of $4,400 in cash, according to the terms of the agreement, which is separately presented as liability from contract with related party, in the 2022 accompanying consolidated balance sheet. The balance of the purchase price will be paid in the form of preferred shares issued by OceanPal. The terms of the share consideration shall be mutually agreed, they shall include a preferred cash dividend and shall be convertible into OceanPal’s common shares, par value $0.01 per share, upon issuance. The shares shall be issued not later than the second business day following the delivery of the vessel. The vessel is expected to be delivered to OceanPal in the third quarter of 2022.

3.Vessels, net

The amounts reflected in Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:

		Accumulated
	Vessel Cost	Depreciation	Net Book Value
Balance, December 31, 2021	$810,429	$(166,979)	$643,450

- Vessel additions	86,578	—	86,578
- Additions reclassified from Other Assets, Non-current	1,370	—	1,370
- Vessel transferred to held for sale (Note 2(d))	(29,160)	12,453	(16,707)
- Depreciation for the period	—	(17,375)	(17,375)
Balance, June 30, 2022	$869,217	$(171,901)	$697,316

During the six months ended June 30, 2022, the Company took delivery of Leonidas P.C., a 2011 built Kamsarmax dry bulk vessel, acquired for $22,000 plus expenses, and Florida, a 2022 built Capesize dry bulk vessel, acquired for $59,275 plus expenses, in agreements entered into with unrelated third parties in 2021. As of December 31, 2021, an amount of $16,287 was separately presented as advances for vessel acquisitions in the related consolidated balance sheet, relating to the acquisition of these vessels, which as of June 30, 2022, was reclassified to vessels, net. Florida was sold and leased back by the Company, pursuant to a sale and leaseback agreement dated March 15, 2022 (Note 5).

Additions also include vessel improvements which mainly relate to the implementation of ballast water treatment and other works necessary for the vessels to comply with new regulations and be able to navigate to additional ports. During the six months ended June 30, 2022, an amount of $1,370 related to equipment paid in a previous period but delivered on the vessels during the six months ended June 30, 2022 was reclassified from other non-current assets.

DIANA SHIPPING INC.

Notes to Unaudited Interim Consolidated Financial statements

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars - except for share and per share data)

4.Property and Equipment, net

The Company owns the land and building of its principal corporate offices in Athens, Greece. Additionally, DSS owns, together with a related party company, another plot of land in the nearby area, acquired for office use. Other assets consist of office furniture and equipment, computer software and hardware and vehicles. The amount reflected in property and equipment, net is analyzed as follows:

	Property and	Accumulated
	Equipment	Depreciation	Net Book Value
Balance, December 31, 2021	$28,269	$(5,427)	$22,842
- Additions in property and equipment	436	—	436
- Depreciation for the year	—	(247)	(247)
Balance, June 30, 2022	$28,705	$(5,674)	$23,031

5.Long-term debt and Finance Liability

The amount of long-term debt and finance liability shown in the accompanying interim consolidated balance sheets is analyzed as follows:

	June 30, 2022	December 31, 2021
Unsecured Long-Term Debt	125,000	125,000
Secured Long-Term Debt	285,191	306,843
Finance Liability	49,104	—
Total Long-Term Debt and Finance Liability	$459,295	$431,843
Less: Deferred Financing Costs	(7,577)	(8,168)
Long-Term Debt and Finance Liability, net of Deferred Financing Costs	$451,718	$423,675
Less: Long-Term Debt and Finance Liability, Current	(47,782)	(41,148)
Long-Term Debt and Finance Liability, Excluding Current Maturities	$403,936	$382,527

Unsecured Long-Term debt:

On June 22, 2021, the Company issued a $125,000 senior unsecured bond (the “Bond”) maturing in June 2026. The Bond ranks ahead of subordinated capital and ranks the same with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law. Entities affiliated with executive officers and directors of the Company purchased an aggregate of $21,000 principal amount of the Bond. The Bond bears interest from June 22, 2021 at a US Dollar fixed-rate coupon of 8.375% and is payable semi-annually in arrears in June and December of each year. The Bond is callable in whole or in parts in June 2024 at a price equal to 103.35% of nominal value; between June 2025 to December 2025 at a price equal to 101.675% of the nominal value and after December 2025 at a price equal to 100% of nominal value. The Bond includes financial and other covenants and is trading at Oslo Stock Exchange under the ticker symbol “DIASH02”.

Secured Term Loans:

Under the secured term loans outstanding as of June 30, 2022, 30 vessels of the Company’s fleet are mortgaged with first preferred or priority ship mortgages, having an aggregate carrying value of $589,332. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts that exceed a certain period, pledge over the shares of the borrowers, manager’s undertaking and subordination and requisition compensation and either a corporate guarantee by DSI (the “Guarantor”) or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the bank accounts of the borrowers, or the Guarantor.

DIANA SHIPPING INC.

Notes to Unaudited Interim Consolidated Financial statements

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars - except for share and per share data)

As of June 30, 2022 and December 31, 2021, minimum cash deposits required to be maintained at all times under the Company’s loan facilities, amounted to $17,500 and $16,500, respectively and are included in “Restricted cash” in the accompanying interim consolidated balance sheets. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

As of June 30, 2022 and December 31, 2021, the Company had the following agreements with banks, either as a borrower or as a guarantor, to guarantee the loans of its subsidiaries:

BNP Paribas (“BNP”): On December 18, 2014, the Company drew down $53,500 under a secured loan agreement, to finance part of the acquisition cost of the G. P. Zafirakis and the P. S. Palios maturing on November 30, 2021. The agreement was refinanced on June 29, 2020 to extend the maturity to May 19, 2024. The loan is repayable in equal semi-annual installments of approximately $1,574 and a balloon of $23,596 payable together with the last installment. The refinanced loan bears interest at LIBOR plus a margin of 2.5%.

On July 16, 2018, the Company drew down $75,000 under a secured loan agreement with BNP. The loan is repayable in consecutive quarterly installments of $1,562.5 and a balloon installment of $43,750 payable together with the last installment on July 16, 2023. The loan bears interest at LIBOR plus a margin of 2.3%.

Nordea Bank AB, London Branch (“Nordea”): On March 19, 2015, the Company drew down $93,080 under a secured loan agreement, maturing on March 19, 2021. The loan bore interest at LIBOR plus a margin of 2.1%. On May 7, 2020, the loan was refinanced to extend the maturity to March 19, 2022 and on July 29, 2021, the Company entered into a supplemental agreement with Nordea, to extend the loan maturity to March 2024 and to draw down an additional amount of $460. The balance of the refinanced loan, including the additional $460 drawn on July 30, 2021, is repayable in equal consecutive quarterly installments of $1,862 and a balloon installment of $26,522 payable together with the last installment on March 19, 2024, all other terms of the loan remaining the same. As of June 30, 2022, an amount of $4,786, was reclassified to current liabilities, as it was prepaid to the bank in July 2022, as a result of the sale of Baltimore to OceanPal (Notes 3 and 11). Following this prepayment, the loan will be repayable in equal quarterly installments of $1,636 and a balloon of $23,313 payable together with the last installment on March 19, 2024.

ABN AMRO Bank N.V., or ABN: On March 30, 2015, the Company drew down $50,160 under a secured loan agreement, maturing on March 30, 2021, to refinance part of the acquisition cost of the vessels New York, Myrto and Maia.

On June 27, 2019, the Company drew down $25,000 under a new loan agreement, maturing on June 30, 2024, to refinance the acquisition cost of the vessels Selina, Ismene and Houston.

On May 22, 2020, the Company signed a term loan facility with ABN, in the amount of $52,885 to combine the two loans outstanding with ABN and extend the maturity of the loan maturing on March 30, 2021 (tranche B) to the maturity of the other loan, maturing on June 30, 2024 (tranche A). Tranche B is repayable in equal consecutive quarterly installments of about $994 each and a balloon of $13,391 payable together with the last installment on June 28, 2024, and bears interest at LIBOR plus a margin of 2.4%. Tranche A is payable in consecutive quarterly installments of $800 each and a balloon installment of $9,000 payable together with the last installment on June 28, 2024. The loan bears interest at LIBOR plus a margin of 2.25%.

On May 20, 2021, the Company, drew down $91,000 under a secured sustainability linked loan facility with ABN AMRO Bank N.V, dated May 14, 2021, which was used to refinance existing loans which were treated as extinguished. The loan is repayable in consecutive quarterly installments of $3,390 each and a balloon of $23,200 payable together with the last installment, on May 20, 2026. The loan bears interest at LIBOR plus a margin of 2.15% per annum, which may be adjusted annually by maximum 10 basis points upwards or downwards, subject to the performance under certain sustainability KPIs.

Export-Import Bank of China: On January 4, 2017, the Company drew down $57,240 under a secured loan agreement, which is repayable in equal quarterly installments of $954 each until its maturity on January 4, 2032 and bears interest at LIBOR plus a margin of 2.3%.

DIANA SHIPPING INC.

Notes to Unaudited Interim Consolidated Financial statements

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars - except for share and per share data)

DNB Bank ASA.: On March 14, 2019, the Company drew down $19,000 under a secured loan agreement, which is repayable in consecutive quarterly installments of $477.3 and a balloon of $9,454 payable together with the last installment on March 14, 2024. The loan bears interest at LIBOR plus a margin of 2.4%.

As of June 30, 2022 and December 31, 2021, the Company was in compliance with all of its loan covenants.

The maturities of the Company’s debt facilities described above as of June 30, 2022, and throughout their term, are shown in the table below and do not include the related debt issuance costs. The maturities have been adjusted to reflect the prepayment of part of the Nordea loan, mentioned above.

Period	Principal Repayment
Year 1	$47,189
Year 2	158,108
Year 3	17,376
Year 4	165,576
Year 5	3,816
Year 6 and thereafter	18,126
Total	$410,191

Finance Liability

On March 29, 2022, the Company sold Florida to an unrelated third party for $50,000 (Note 3) and leased back the vessel under a bareboat agreement, for a period of ten years, under which the Company pays hire, monthly in advance. Under the bareboat charter party, the Company is responsible for the operation and maintenance of the vessel and the owner of the vessel shall not retain any control, possession, or command of the vessel during the charter period. Under the bareboat charter, the Company has the option to repurchase the vessel after the end of the third year of the charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, the Company has the obligation to repurchase the vessel for $16,350, on the expiration of the lease on the tenth year. The Company determined that under ACS 842-40 Sale and Leaseback Transactions, the transaction is not a sale and as such did not derecognize the asset and the proceeds from the sale of the vessel which were used to finance the acquisition cost of Florida, were accounted for as a financial liability. Issuance costs amounted to $513.

As of June 30, 2022, the finance liability amounted to $49,104 and is included in long-term debt and finance liability, current and non-current in the 2022 accompanying interim consolidated balance sheet.

As of June 30, 2022, and throughout the term of the lease, the Company has annual lease liability as shown in the table below:

Period	Principal Repayment
Year 1	$2,762
Year 2	2,897
Year 3	3,022
Year 4	3,163
Year 5	3,309
Year 6 and thereafter	33,951
Total	$49,104

6.Commitments and Contingencies

a)	Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other

DIANA SHIPPING INC.

Notes to Unaudited Interim Consolidated Financial statements

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars - except for share and per share data)

liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered. During the six months ended June 30, 2022, the Company recorded a gain of $1,789 from insurance recoveries received from its insurers for claims covered under its insurance policies, which is separately presented as insurance recoveries in the accompanying 2022 unaudited interim statement of operations.
b)	The Company has the obligation to repurchase Florida upon expiration of the lease contract, as described in Note 5.
c)	As of June 30, 2022, the Company’s vessels, owned and chartered-in, except for those which were in drydock, were fixed under time charter agreements, considered operating leases. The minimum contractual gross charter revenue expected to be generated from fixed and non-cancelable time charter contracts existing as of June 30, 2022 and until their expiration was as follows:

Period	Amount
Year 1	$193,106
Year 2	33,839
Year 3	9,479
Year 4	9,453
Year 5	5,491
Total	$251,368

7.Capital Stock and Changes in Capital Accounts

a)Preferred stock: As of June 30, 2022 and December 31, 2021, the Company’s authorized preferred stock consists of 25,000,000 shares (all in registered form), par value $0.01 per share, of which 1,000,000 shares are designated as Series A Participating Preferred Stock, 5,000,000 shares are designated as Series B Preferred Stock, 10,675 shares are designated as Series C Preferred Stock and 400 are designated as Series D Preferred Stock. As of June 30, 2022 and December 31, 2021, the Company had zero Series A Participating Preferred Stock issued and outstanding.
b)Series B Preferred Stock: As of June 30, 2022 and December 31, 2021, the Company had 2,600,000 Series B Preferred Shares issued and outstanding with par value $0.01 per share, at $25.00 per share and with liquidation preference at $25.00 per share. Holders of Series B Preferred Shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights. Also, holders of Series B Preferred Shares, rank prior to the holders of common shares with respect to dividends, distributions and payments upon liquidation and are subordinated to all of the existing and future indebtedness.

Dividends on the Series B Preferred Shares are cumulative from the date of original issue and are payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.875% per annum, or $2.21875 per share per annum. For the six months ended June 30, 2022 and 2021 dividends on Series B Preferred Shares amounted to $2,884 and $2,884, respectively. Since February 14, 2019, the Company may redeem, in whole or in part, the Series B Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

c)Series C Preferred Stock: As of June 30, 2022 and December 31, 2021, the Company had 10,675 shares of Series C Preferred Stock, issued and outstanding, with par value $0.01 per share, owned by an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou. The Series C Preferred Stock votes with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates and immediate family members.
d)Series D Preferred Stock: As of June 30, 2022 and December 31, 2021, the Company had 400 shares of Series D Preferred Stock, issued and outstanding, with par value $0.01 per share, owned by an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou. The Series D Preferred Stock is not redeemable and has no dividend or liquidation rights. The Series D Preferred Stock vote with the common shares of the Company, and each share of the Series D Preferred Stock entitles the holder thereof to up to 100,000

DIANA SHIPPING INC.

Notes to Unaudited Interim Consolidated Financial statements

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars - except for share and per share data)

votes, on all matters submitted to a vote of the shareholders of the Company, subject to a maximum number of votes eligible to be cast by such holder derived from the Series D Preferred Shares and any other voting security of the Company held by the holder to be equal to the lesser of (i) 36% of the total number of votes entitled to vote on any matter put to shareholders of the Company and (ii) the sum of the holder’s aggregate voting power derived from securities other than the Series D Preferred Stock and 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. The Series D Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons or entities.
e)Issuance and Repurchase of Common Shares: In June 2022, the Company issued under its ATM program 820,000 shares of common stock, at an average price of $6.29 per share and received net proceeds of $4,980. During the same month, the Company repurchased under its share repurchase program 191,055 shares of common stock, at an average price of $4.66 per share, for an aggregate cost of $928, including expenses.
f)Dividend on Common Stock: On March 21, 2022, the Company paid a dividend on its common stock of $0.20 per share, to its shareholders of record as of March 9, 2022. On June 17, 2022, the Company paid a dividend on its common stock of $0.25 per share, to its shareholders of record as of June 6, 2022. For the six months ended June 30, 2022, dividends amounted to $38,839.
g)Incentive Plan: On February 25, 2022, the Company’s Board of Directors approved the award of 1,470,000 shares of restricted common stock to executive management and non-executive directors, pursuant to the Company’s Equity Incentive Plan, as annual bonus. The fair value of the restricted shares based on the closing price on the date of the Board of Directors’ approval was $6,101. The cost of these awards will be recognized in income ratably over the restricted shares vesting period which will be 3 years. As of June 30, 2022, 15,194,759 shares remained reserved for issuance according to the Company’s incentive plan.

Restricted stock for the six months ended June 30, 2022 and 2021 is analyzed as follows:

		Weighted Average Grant
	Number of Shares	Date Price
Outstanding at December 31, 2020	2,423,012	$2.95
Granted	8,260,000	2.85
Vested	(1,168,363)	3.20
Outstanding at June 30, 2021	9,514,649	$2.83

Outstanding at December 31, 2021	9,514,649	$2.83
Granted	1,470,000	4.15
Vested	(3,118,060)	2.86
Outstanding at June 30, 2022	7,866,589	$3.07

The fair value of the restricted shares has been determined with reference to the closing price of the Company’s stock on the date such awards were approved by the Company’s board of directors. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. For the six months ended June 30, 2022 and 2021, compensation cost amounted to $4,931 and $3,399, respectively, and is included in “General and administrative expenses” presented in the accompanying consolidated statements of operations.

As of June 30, 2022 and December 31, 2021, the total unrecognized cost relating to restricted share awards was $21,224 and $20,054, respectively. As of June 30, 2022, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.76 years.

DIANA SHIPPING INC.

Notes to Unaudited Interim Consolidated Financial statements

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars - except for share and per share data)

8.Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	For the six months ended June 30,
	2022	2021
Interest Expense, Debt	$9,410	$8,461
Finance Liability, Interest Expense	580	—
Amortization of Debt Issuance Costs	1,104	718
Loan and Other Expenses	115	163
Interest and Debt Expense	$11,209	$9,342

9.Earnings/(loss) per Share

All common shares issued (including the restricted shares issued under the Company’s incentive plans) are the Company’s common stock and have equal rights to vote and participate in dividends. The calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. Incremental shares are the number of shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding. For the six months ended June 30, 2022, there were 2,964,828 incremental shares included in the denominator of the diluted earnings per share calculation. For the six months ended June 30, 2021, there were 2,184,878 incremental shares, which however were not included in the calculation of the diluted earnings per share, as the Company incurred losses and the effect of such shares was anti-dilutive.

Profit or loss attributable to common equity holders is adjusted by the amount of dividends on Series B Preferred Stock as follows:

	For the six months ended June 30,
	2022	2021
Net Income	$61,649	$1,520
Dividends on series B preferred shares	(2,884)	(2,884)
Net Income/(Loss) Attributable to Common Stockholders	$58,765	$(1,364)

Weighted average number of common shares, basic	77,343,851	82,792,000
Incremental shares	2,964,828	—
Weighted average number of common shares, diluted	80,308,679	82,792,000

Earnings/(loss) per share, basic	$0.76	$(0.02)

Earnings/(loss) per share, diluted	$0.73	$(0.02)

10.Financial Instruments and Fair Value Disclosures

Interest rate risk and concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The ability and willingness of each of the Company’s counterparties to perform their obligations under a contract depend upon a number of factors that are beyond the Company’s control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the shipping industry and charter hire rates. The Company’s credit risk with financial institutions is limited as it has temporary cash investments, consisting mostly of deposits, placed with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and by receiving payments of hire in advance. The Company, generally, does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

DIANA SHIPPING INC.

Notes to Unaudited Interim Consolidated Financial statements

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars - except for share and per share data)

During the six months ended June 30, 2022 and 2021, charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

	For the six months ended June 30,
Charterer	2022	2021
Cargill International SA	18%	13%
Koch Shipping PTE LTD. Singapore	15%	11%

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings. Currently, the company does not have any derivative instruments to manage such fluctuations.

Fair value of assets and liabilities: The carrying values of financial assets reflected in the accompanying interim consolidated balance sheet, approximate their respective fair values due to the short-term nature of these financial instruments. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates.

Fair value measurements disclosed

As of June 30, 2022, the Bond having a fixed interest rate and a carrying value of $125,000 (Note 5) had a fair value of $121,875 determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements.

11.Subsequent Events

a)	Series B Preferred Stock Dividends: On July 15, 2022, the Company paid a quarterly dividend on its series B preferred stock, amounting to $0.5546875 per share, or $1,442, to its stockholders of record as of July 14, 2022.
b)	Loan Prepayment: On July 20, 2022, the Company prepaid to Nordea $4,786 of loan outstanding relating to the portion of the vessel Baltimore (Notes 3 and 5).
c)	Issuance and Repurchase of Shares: In July 2022, the Company repurchased under its share repurchase program 628,945 shares of common stock, at an average price of $4.54 per share, for an aggregate cost of $2,865. In August 2022, the Company issued under its ATM program 57,581 shares of common stock, at an average price of $6.1 per share and received net proceeds of $342.
d)	Dividend on Common Stock: The Company will pay a cash dividend on its common stock of $0.275 per share, based on the Company’s results of operations during the second quarter ended June 30, 2022. The cash dividend will be payable on or about August 19, 2022, to all shareholders of record as of August 8, 2022.